SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM T-3
                       FOR APPLICATIONS FOR QUALIFICATION
               OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

                          -----------------------------

                           CINEMARK MEXICO (USA), INC.
                        CINEMARK DE MEXICO, S.A. DE C.V.
                               (Name of Applicant)

                        7502 Greenville Avenue, Suite 800
                               Dallas, Texas 75231
                    (Address of Principal Executive Offices)

                          -----------------------------



                             SECURITIES ISSUED UNDER
                          THE INDENTURE TO BE QUALIFIED

     Title of Class                                                                           Amount



12% Series A Senior Subordinated
P1K Notes due 2003                                                                           $662,600

12% Series B Senior Subordinated
P1K Notes due 2003                                                                           $33,129,100

12% Series C Senior Subordinated
P1K Notes due 2003                                                                            $2,168,200

12% Series D Senior Subordinated
P1K Notes due 2003                                                                            $2,168,200

Approximate Date of Proposed Public Offering: On the effective date of the applicant's supplemental indenture containing proposed amendments to the applicant's existing indenture.

                            Name and Address of Agent
                             for Service of Process:

                                Lee Roy Mitchell
                           Cinemark Mexico (USA), Inc.
                        7502 Greenville Avenue, Suite 800
                               Dallas, Texas 75231

                                 with a copy to:

                               Michael D. Cavalier
                            Associate General Counsel
                               Cinemark USA, Inc.
                        7502 Greenville Avenue, Suite 800
                               Dallas, Texas 75231

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission (the "Commission"), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the "Act"), may determine upon the written request of the applicant.

                       This Document Consists of 78 Pages
                         Exhibit Index Begins on Page 14

                                     GENERAL

1.       General Information.  Furnish the following as to the applicant:

         (a) Form of organization: Cinemark Mexico (USA), Inc. (the "Company") is a corporation.

         (b) State or other sovereign power under the laws of which organized:
Texas

2. Securities Act Exemption Applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         The Company made an offer upon the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation dated August 30, 1996 filed herewith as Exhibit T3E-1 (the "Exchange Offer") and in the applicable accompanying Consent and Letter of Transmittal, the form of which are filed herewith as Exhibit T3E-2 (the "Letters of Transmittal" and together with the Exchange Offer, the "Offers"), to exchange (i) with respect to each $1,000 principal amount of its 12% Series A Senior Subordinated Notes due 2003 (the "Existing Series A Notes") outstanding in the aggregate principal amount of $400,000, $1,000 principal amount of its 12% Series A Senior Subordinated PIK Notes due 2003 (the "New Series A Notes") proposed to be outstanding in an aggregate principal amount of $400,000, (ii) with respect to each $1,000 principal amount of its 12% Series B Senior Subordinated Notes due 2003 (the "Existing Series B Notes") outstanding in the aggregate principal amount of $20,000,000, $1,000 principal amount of its 12% Series B Senior Subordinated PIK Notes due 2003 (the "New Series B Notes") proposed to be outstanding in an aggregate original principal amount of $20,000,000, (iii) with respect to each $1,000 principal amount of its 12% Series C Senior Subordinated Notes due 2003 (the "Existing Series C Notes") outstanding in the aggregate principal amount of $2,000,000, $1,000 principal amount of its 12% Series C Senior Subordinated PIK Notes due 2003 (the "New Series C Notes") proposed to be outstanding in an aggregate original principal amount of $2,000,000 and (iv) with respect to each issued and outstanding warrant to purchase one share of the common stock of the Company the "Existing Warrants"), $3.757 original principal amount of its 12% Series D Senior Subordinated PIK Notes due 2003 (the "New Series D Notes") outstanding in an aggregate original principal amount of $1,422,800. The Existing Series A Notes, the Existing Series B Notes and the Existing Series C Notes are collectively referred to herein as the "Existing Notes", and the Existing Notes and the Existing Warrants are collectively referred to herein as the "Existing Securities." The New Series A Notes, the New Series B Notes, the New Series C Notes and the New Series D Notes are collectively referred to herein as the "New Securities". The Exchange Offer is being made only to the registered holders of all outstanding Existing Securities (each a "Holder" and collectively, the "Holders").

         In conjunction with the Offers, the Company solicited (the "Consent Solicitation") consents (the "Consents") to the adoption of Proposed Amendments (as defined herein) to the Indenture dated as of July 30, 1993 between the Company, Cinemark de Mexico, S.A. de C.V., as guarantor, and United States Trust Company of New York as Trustee as amended by the First Supplemental Indenture dated as of May 2, 1994 and the Second Supplemental Indenture dated as of August 30, 1995 (the "Indenture"). The Offers and Solicitations are part of a refinancing plan (the "Refinancing Plan") pursued by the Company to enhance the Company's, and its subsidiary Cinemark de Mexico, S.A. de C.V.'s, financial and operating flexibility.

         The proposed Amendments with respect to the Indenture (i) provide for the issuance of the New Securities and (ii) extends the operation of certain financial covenants (the "Proposed Amendments"). A third supplemental indenture providing for the Proposed Amendments to the Indenture (the "Third Supplemental Indenture") is filed herewith as Exhibit T3C-4. Holders who tendered their Existing Securities in the Offers were obligated to consent to the Proposed Amendments. Except as amended in the Third Supplemental Indenture, the Indentures remain in full force and effect.

         The Company relied on the exemption from registration under the Securities Act provided by Section 3(a)(9) thereof ("Section 3(a)(9)"). Section 3(a)(9) exempts from the registration provisions of the Securities Act any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. As discussed above, the New Securities were exchanged for Existing Securities. Pursuant to the terms and conditions of the Exchange Offer, the Offers and Solicitations were made only with respect to current Holders. Holders will not make cash payments or pay any proceeds to the Company in connection with the exchange of the Existing Securities for New Securities. The Company has not paid and will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting Consents to the Proposed Amendments. Certain officers, directors and regular employees of the Company, who will not receive additional compensation therefor, may solicit Consents from Holders. Furthermore, there were no sales of the Existing Securities by the Company or by or through an underwriter at or about the same time as, or at any time during the pendency of, the time that the Offers and the Solicitations are being made.

         The Company retained United States Trust Company of Texas, N.A. as the Exchange Agent in connection with the Offers and the Solicitations (the "Exchange Agent"). The Exchange Agent accepted the tender of the Existing Securities and received the Existing Securities, all Letters of Transmittal, Notices of Guaranteed Delivery and other documents required to be delivered by tendering Holders, establish book-entry transfer facilities as specified in the Exchange Offer and perform certain incidental services. The Company has agreed to pay the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith.

         In connection with the Offers and the Solicitations, directors, officers and regular employees of the Company (who will not be specifically compensated for such services) solicited tenders and Consents by use of the mails, personally or by telephone, telegram messages, or mailgram messages.


                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         Cinemark International, Inc. (f/k/a Cinemark II, Inc., "Cinemark International") holds 97.4% of the outstanding common stock of the Company (the "Common Stock"), and as a result, has the power to control matters requiring shareholder approval. Cinemark International is a wholly owned subsidiary of Cinemark USA, Inc. Cinemark USA, Inc. is controlled by Mr. Lee Roy Mitchell, the Chairman of the Board of the Company.

         The following table and the accompanying footnotes set forth, as of September 30, 1996, the beneficial ownership of the Company's common stock by
(i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding common stock, (ii) each director of the Company and Cinemark de Mexico and (iii) all officers and directors of the Company and Cinemark de Mexico as a group:

                                                                     Number
                                                                       of                        Percent
Names and Addresses(1)                                               Shares                     of Shares

Cinemark International, Inc.(2)                                        4,500,969                  97.4%
7502 Greenville Avenue
Suite 800, LB-9
Dallas, TX 75231

New Wave Corporation, A.V.V.                                             118,314                   2.6%
c/o Mees Pierson Trust (Aruba) N.V.
P.O. Box 3889
Curacao, Netherlands Antilles

Lee Roy Mitchell(3)                                                    4,500,969                  97.4%

Tandy Mitchell(4)                                                              -                   -


                                        3




Alan W. Stock                                                                  -                   -

Jeffrey J. Stedman                                                             -                   -

Guillermo (William) Jenkins(5)                                           118,314                   6.1%

Heriberto Guerra                                                               -                   -

Margaret E. Richards                                                           -                   -

Directors and Officers as                                              4,500,969                 100.0%
a Group (7 persons)


(1) Unless otherwise indicated, the Company believes the beneficial owner has both sole voting and investment powers over such shares.
(2) Cinemark International is a wholly owned subsidiary of Cinemark USA. See the table on pages 4 and 5 of this application for a listing of the beneficial ownership of Cinemark USA's common stock.
(3) The Company is a subsidiary of Cinemark International. Cinemark Internatioanl is a wholly owned subsidiary of Cinemark USA. Mr. Mitchell, a director of Cinemark USA, Cinemark International and the Company, is the majority shareholder of Cinemark USA. As a result, Mr. Mitchell may be deemed to beneficially own the 4,500,969 shares of the common stock owned by Cinemark International. Mr. Mitchell disclaims beneficial ownership of the common stock of the Company owned by Cinemark International.
(4) Excludes any shares owned by Mr. Mitchell that Mrs. Mitchell may be deemed to own as a result of community property laws.
(5) Mr. Jenkins may be deemed to beneficially own shares of common stock of the Company owned by New Wave Corporation, A.V.V. Mr. Jenkins disclaims beneficial ownership of the common stock of the Company owned by New Wave.



     The following table and the accompanying footnotes set forth, as of September 30, 1996, the beneficial ownership of Cinemark USA, Inc.'s Common Stock by (i) each person who is known to Cinemark USA, Inc. to own beneficially more than 5% of either class of its outstanding Common Stock, (ii) each director and named executive officer, and (iii) all officers and directors as a group:



                                                                         Number                          Combined
                                            Title of                       of             Percent         Percent
  Names and Addresses(1)                      Class                     Shares(2)        of Class       of Classes

Lee Roy Mitchell(3)                    Class A Common Stock                1,500            100%
7502 Greenville Avenue                                                                                      42.8%
Suite 800, LB-9                        Class B Common Stock               77,687           42.3%
Dallas, TX 75231

Cypress Merchant Banking               Class A Common Stock
Partners L.P.                                                                                               42.2%
65 East 55th St.                       Class B Common Stock               78,469           42.8%
New York, New York 10022

Cypress Pictures Ltd.                  Class A Common Stock
c/o W.S. Walker Company                                                                                      2.2%
Second Floor                           Class B Common Stock                4,079            2.2%
Caledonian House
Mary Street, P.O. Box 265
George Town, Grand Cayman
Cayman Islands

The Mitchell Special Trust             Class A Common Stock                    -               -
7502 Greenville Avenue                                                                                       7.9%
Suite 800, LB-9                        Class B Common Stock               14,667              8%
Dallas, TX 75231

                                        4



                                                                         Number                          Combined
                                            Title of                       of             Percent         Percent
  Names and Addresses(1)                      Class                     Shares(2)        of Class       of Classes


Tandy Mitchell(4)                      Class A Common Stock                    -               -
                                                                                                                -
                                       Class B Common Stock                    -               -

Alan W. Stock(5)                       Class A Common Stock                    -               -
                                                                                                                *
                                       Class B Common Stock                1,710               *

Jeffrey J. Stedman(6)                  Class A Common Stock                    -               -

                                       Class B Common Stock                  280               *
                                                                                                                *
Gary R. Gibbs(7)                       Class A Common Stock                    -               -                *
                                                                                                                *
                                       Class B Common Stock                  600               *

Margaret E. Richards (8)               Class A Common Stock                    -

                                       Class B Common Stock                  534               *                *

W. Bryce Anderson                      Class A Common Stock                    -               -
                                                                                                                -
                                       Class B Common Stock                    -               -

Sheldon I. Stein                       Class A Common Stock                    -               -
                                                                                                                -
                                       Class B Common Stock                    -               -

Heriberto Guerra, Jr.                  Class A Common Stock                    -               -                -

                                       Class B Common Stock                    -               -                -

James A. Stern                         Class A Common Stock                    -               -                -

                                       Class B Common Stock                    -               -                -


James L. Singleton                     Class A Common Stock                    -               -                -

                                       Class B Common Stock                    -               -                -

Directors and Officers as              Class A Common Stock                1,500          100.0%
a Group (13 Persons) (9)                                                                                    44.6%
                                       Class B Common Stock               81,638           44.1%

---------------------
  *  Less than 1%.
(1) Unless otherwise indicated, the Company believes the beneficial owner has both sole voting and investment powers over such shares.
(2) As of September 30, 1996, 1,500 shares of Class A Common Stock and 183, 574 shares of Class B Common Stock were issued and outstanding. Includes 7,254 shares of Class B Common Stock issuable upon the exercise of options that may be exercised within 60 days of the date of this application.
(3) Does not include 15,937 shares of Class B Common Stock held in trust for the benefit of certain of Mr. Mitchell's grandchildren, as to which Mr. Mitchell disclaims beneficial ownership. Mr. Mitchell is the co- trustee of such trusts.
(4) Excludes any shares owned by Mr. Mitchell that Mrs. Mitchell may be deemed to own as a result of community property laws.
(5) Includes 1,817 shares of Class B Common Stock issuable upon the exercise of options that may be exercised within 60 days of the date of this application.
(6) Includes 205 shares of Class B Common Stock issuable upon the exercise of options that may be exercised within 60 days of the date of this application.
(7) Includes 510 shares of Class B Common Stock issuable upon the exercise of options that may be exercised within 60 days of the date of this application.
(8) Includes 453 shares of Class B Common Stock issuable upon the exercise of options that may be exercised within 60 days of the date of this application

(9) Includes 3,406 shares of Class B Common Stock issuable upon the exercise of options that may be exercised within 60 days of the date of this application


     The following list sets forth all the wholly-owned or controlled subsidiaries of the Company. All of the voting securities of each such subsidiary are owned directly or indirectly by the Company.

Names of Wholly-owned or Controlled Subsidiaries of the Company:

     Cinemark de Mexico, S.A. de C.V.
     Servicios Cinemark, S.A. de C.V.
     Cinemark del Norte, S.A. de C.V.


                             MANAGEMENT AND CONTROL

4. Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                                      Present Position(s)
Name                           Age     with the Company

Lee Roy Mitchell               59     Vice Chairman of the Board; Chief
                                       Executive Officer; Director

Alan W. Stock                  36     President; Chief Operating Officer;
                                       Director

Tandy Mitchell                 46     Chairman of the Board; Secretary;
                                       Director

Jeffrey J. Stedman             34     Vice President; Treasurer; Chief
                                       Financial Officer; Assistant Secretary

Margaret E. Richards           37     Vice President-Real Estate; Assistant
                                       Secretary

Guillermo (William) Jenkins    64     Director

Heriberto Guerra, Jr.          46     Director


       The mailing address of the directors and executive officers of the Company is 7502 Greenville Avenue, Suite 800, Dallas, Texas 75231.

5. Principal Owners of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

       As of the date of filing of this Form T-3, Cinemark International holds 97.4% of the issued and outstanding Common Stock (4,500,969 shares) of the Company. By virtue of such ownership, Cinemark International has the power to control matters requiring shareholder approval, including the power to designate a majority of the Company's Board of Directors. Cinemark International's mailing address is 7502 Greenville Avenue, Suite 800, Dallas, Texas 75231.


                                  UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

       (a) Within three years prior to the date of filing of this Form T-3, no person has acted as an underwriter of any securities of the Company which are outstanding on the date of filing of this Form T-3.

       (b)        There was no underwriter for the New Securities.


                               CAPITAL SECURITIES

7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

       The securities of the Company outstanding as of the date of filing of this Form T-3 were as follows:

                                                             Amount                              Amount
        Title of Class                                     Authorized                          Outstanding

Common Stock, $.001 par                              100,000,000shares                      4,500,969 shares
value

Warrants to Purchase                                       N/A                              22,222 warrants
Shares of Common Stock

12% Series A Senior                                     $662,600                                $434,400
Subordinated PIK Notes due 2003

12% Series B Senior                                  $33,129,100                            $21,761,100
Subordinated PIK Notes due 2003

12% Series C Senior                                   $3,313,000                             $2,176,000
Subordinated PIK Notes due 2003

12% Series D Senior                                  $2,168,200
$1,422,800
Subordinated PIK Notes due 2003

       The Outstanding warrants, issued July 30, 1993 which permit the holder, upon the occurance of certainevents to purchase shares or Common Stock of the Company at an initial exercise price of $.01 per share, subject to certain adjustments.

       (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

       Holders of shares of Common Stock are entitled to one vote for each share owned on any matter on which a holder of shares of Common Stock is entitled to vote, and no shares have cumulative voting rights. Holders of the Existing Securities do not have any voting rights by reason of ownership of those securities.

       Pursuant to a Shareholders Agreement dated as of July 30, 1993 among the Company Cinemark Entertainment and New Wave A.V.V., Cinemark International agreed to vote for the election of William Jenkins to the Board of Directors of the Company.

                              INDENTURE SECURITIES

8. Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

       Items (a) through (e) below set forth only the provisions of the Indenture required to be analyzed by Section 305(a)(2) of the Act. The following does not purport to set forth all of the provisions of the Indenture. Reference is made to the full provisions of the Indenture for a complete description of the provisions of the Indenture. Capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them in the New Notes Indenture.

       (a) Events of Default. Pursuant to Section 5.1 of the Indenture, Events of Default under the Indenture occur if:

              (1) default in the payment of any interest upon any Security when it becomes due and payable, and continuance of such default for a period of 30 days; or

              (2) default in the payment of the principal of (or premium, if any, on) any Security at its Maturity; or

              (3) default in the performance, or breach, of Section 10.14 and the continuance of such default for 60 days after the end of any two consecutive fiscal quarters that do not coincide with the end of the Company's fiscal year or 105 days after the end of any two consecutive fiscal quarters that coincide with the end of the Company's fiscal year; or

              (4) default in the payment of principal and interest pursuant to an Offer to Purchase pursuant to Sections 10.11, 10.13 and 10.18; or

              (5)   default in the performance, or breach, of Section 8.1; or

              (6) default in the performance, or breach, of any covenant, representation or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with) and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

              (7) a default or defaults under any bond(s); debenture(s), note(s) or other evidence(s) or indebtedness by the Company or any Subsidiary of the Company or under any mortgage(s), indenture(s) or instrument(s) under which there may be issued or by which there may be secured or evidenced any indebtedness of such type by the Company or any such Subsidiary with a principal amount then outstanding, individually or in the aggregate, in excess of $1 million, whether such indebtedness now exists or is created hereafter, which default shall constitute a failure to pay principal of such indebtedness when due at the final maturity thereof or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

              (8) a final judgment or final judgments for the payment of money are entered against the Company or any Subsidiary in an aggregate amount in excess of $1 million by a court or courts of competent jurisdiction, which judgments remain undischarged, unstayed or unbonded for a period (during which execution shall not be effectively stayed) of 60 days after the right to appeal all such judgments has expired; or

              (9) the entry by a court having jurisdiction in the premises of
       (A) a decree or order for relief in respect of the Company or any of its Subsidiaries whose aggregate assets constitute more than 10% of the assets of the consolidated group ("Material Subsidiaries") in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or any of its Material Subsidiaries a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Material Subsidiaries or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days;

              (10) the commencement by the Company or any of its Material Subsidiaries of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company or any of its Material Subsidiaries in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any of its Material Subsidiaries or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any of its Material Subsidiaries in furtherance of any such action; or

              (11) any Guaranty shall cease to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor shall deny or disaffirm its obligations under its Guaranty.

       Section 5.2 of the Indenture provides that an Event of Default (other than an Event of Default specified in Section 5.1(8) or (9)) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities may declare the Default Amount of all the Securities to be due and payable immediately, by a notice in writing to the Company and to the Trustee if given by Holders), and upon any such declaration such Default Amount and any accrued interest shall, subject to Section 16.1 hereof, become immediately due and payable. If an Event of Default specified in Section 5.1(8) or (9) occurs, the Default Amount of and any accrued interest on the Securities then Outstanding shall, subject to
Section 16.1 hereof, become immediately due and payable without any declaration or other Act on the part of the Trustee or any Holder.

       In respect of any particular Security, the "Default Amount" shall equal the Accreted Value of such Security as of any particular date of acceleration thereafter.

       At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

              (1) the Company has paid or deposited with the Trustee a sum sufficient to pay

                    (A)    all overdue interest on all Securities,

                    (B) the principal of (and premium, if any, on) any
              Securities which have become due otherwise than by such declaration of acceleration (including any Securities required to have been purchased on the Purchase Date pursuant to an Offer to Purchase made by the Company) and interest thereon at the rate provided by the Securities (but not to exceed the maximum rate permitted by applicable law),

                    (C) interest upon overdue interest at the rate provided by the Securities but not to exceed the maximum rate permitted by applicable law, and

                    (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

              (2) all Events of Default, other than the non-payment of the principal of Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

       No such rescission shall affect any subsequent default or impair any right consequent thereon.

       (b) Execution and Authentication. Section 3.3 of the Indenture provides that the Securities shall be executed on behalf of the Company by its Chairman of the Board, any Vice Chairman, its President or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile.

       Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

       At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities as in this Indenture provided and not otherwise.


       At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Series B Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Series B Securities and a like principal amount of Series A Securities for cancellation in accordance with Section 2.9 of this Indenture, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. In authenticating such Series B Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating:

              (1) that such Series B Securities have been duly and validly issued in accordance with the terms of this Indenture, and are entitled to all the rights and benefits set forth herein; and

              (2) that the issuance of the Series B Securities in exchange for the Series A Securities has been effected in compliance with the registration requirements of the Securities Act of 1933, as amended, and that the Indenture has been duly qualified under the Trust Indenture Act.

       If such form or terms have been so established, the Trustee shall be required to authenticate such Series B Securities unless the issue of such Series B Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Series B Securities and this Indenture or otherwise in a manner which is not acceptable to the Trustee.

       Each Security shall be dated the date of its authentication.

       No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

       There will be no proceeds from the exchange of the New Securities for the Existing Securities.

       (c) Termination of Guaranty. Section 15.3 of the Indenture provides that concurrently with any sale, lease, transfer or other disposition permitted by and in accordance with the terms of this Indenture (other than to the Company or any Affiliate of the Company), by way of merger,

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consolidation or otherwise, of all or substantially all of the assets of a
Guarantor or all of the Capital Stock of a Guarantor owned by the Company and its Affiliates, such Guarantor (in the event of such a sale, lease, transfer or other disposition of all such Capital Stock) or the corporation acquiring the property (in the event of such a sale, lease, transfer or other disposition, by way of a merger, consolidation or otherwise, of all or substantially all of the assets of such Guarantor) shall be released and relieved of its Guaranty Obligations. Upon delivery by the Company to the Trustee of any Officers' Certificate and an Opinion of Counsel to the effect that such sale, lease, transfer or other disposition was made by the Company as permitted by and in accordance with the provisions of this Indenture, the Trustee shall execute any documents reasonably required to evidence the release of such Guarantor from its Guaranty Obligations.

       (d) Satisfaction and Discharge. Sections 4.1 and 4.2 of the Indenture provide that this Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustees, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture (including, but not limited to, Article XII hereof), when

       (1)    either

              (A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.6 and (ii) Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.3) have been delivered to the Trustee for cancellation; or

              (B) all such Securities not theretofore delivered to the Trustee for cancellation

                    (i)    have become due and payable, or

                    (ii) will become due and payable at their Stated Maturity within one year, or

                    (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be and at the time of such deposit the condition on clause
              (10) of Section 13.4 is satisfied;

       (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

       (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture pursuant to this Article IV, the obligations of the Company to the Trustee under Section 6.7 and, if money shall have been deposited with the Trustee pursuant to subclause
(B) of Clause (1) of this Section, the obligations of the Trustee under Section
4.2 and the last paragraph of Section 10.3 shall survive.

       (e) Compliance Certificate. Section 10.19 of the Indenture provides as follows:

              (1) The Company will deliver to the Trustee, within 90 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of Section 8.1 and Sections 10.4 to 10.18, inclusive, and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

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              (2) The Company shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Company becomes aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default, and the action which the Company proposes to take with respect thereto.

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

       Cinemark de Mexico, S.A. de C.V., a subsidiary of the Company ("Cinemark de Mexico"), is the guarantor under the Indenture. Cinemark de Mexico's address is 7502 Greenville Avenue, Suite 800, Dallas, Texas 75231.

Contents of Application for Qualification. This application for qualification comprises:

(a)    Pages numbered 1 to 78, consecutively.

(b) The Statement of Eligibility and Qualification of United States Trust Company of New York, as trustee under the New Securities to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee.

       EXHIBIT T3A - Articles of Incorporation of the Company.

       EXHIBIT T3B - Bylaws of the Company.

       EXHIBIT T3C-1 - Indenture dated as of July 30, 1993, between the Company, Cinemark de Mexico and United States Trust Company of New York, as Trustee.

       EXHIBIT T3C-2 - First Supplemental Indenture dated as of May 2, 1994, between the Company, Cinemark de Mexico and United States Trust Company of New York, as Trustee.

       EXHIBIT T3C-3 - Second Supplemental Indenture dated as of August 30, 1995 between the Company, Cinemark de Mexico and United States Trust Company of New York, as Trustee.

       EXHIBIT T3C-4 - Third Supplemental Indenture dated as of September 30, 1996 between the Company, Cinemark de Mexico and United States Trust Company of New York, as trustee.

       EXHIBIT T3D - Not Applicable.

       EXHIBIT T3E-1 - Exchange Offer and Consent Solicitation.

       EXHIBIT T3E-2- Form of Consent and Letter of Transmittal to holders of the Company's 12% Series A Senior Subordinated Notes due 2003, 12% Series B Senior Subordinated Notes due 2003, 12% Series C Senior Subordinated Notes due 2003, and warrants to purchase common stock of the Company.

       EXHIBIT T3E-3 - Form of Notice of Guaranteed Delivery to be provided to holders of the Company's 12% Series A Senior Subordinated Notes due 2003 same, 12% Series B Senior Subordinated Notes due 2003, 12% Series C Senior Subordinated Notes due 2003, and warrants to purchase common stock of the Company.

       EXHIBIT T3F - A cross reference sheet showing the exact location of the provisions of the Indenture inserted therein pursuant to Section 310 through 318(A), inclusive, of the Act.

                                    SIGNATURE

       Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Cinemark Mexico (USA), Inc., a corporation organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, Texas on the 10th day of October, 1996.

(SEAL)

                                CINEMARK MEXICO (USA), INC.


                                By     /s/ Alan W. Stock
                                Name:  Alan W. Stock
                                Title:    President


                                By     /s/ Jeffrey J. Stedman
                                Name:   Jeffrey J. Stedman
                                Title:     Treasurer and Chief Financial Officer


Attest:


  /s/ Tandy Mitchell
Name:  Tandy Mitchell
Title:    Secretary

                                  EXHIBIT INDEX



EXHIBIT NO.
EXHIBIT
PAGE
EXHIBIT T3A
Articles of Incorporation of the Company........................................
Exhibit 3.1 to the
Company's
Registration
Statement (33-
72114) on Form
S-4 fo;ed pm
November 24,
1994.
EXHIBIT T3B
Bylaws of the Company...........................................................
Exhibit 3.2 tp tje
Company's
Registration
Statement (33-
72114) on Form
S-4 filed on
November 24,
1994.
EXHIBIT T3C-1
Indenture dated as of July 30, 1993 between
the Company, Cinemark de Mexico and United
States Trust Company of N.A., as Trustee........................................

Exhibit 4.1 to the Company's Registration Statement (33- 72114) on Form S-4 filed on November 24, 1994.



EXHIBIT T3C-2
First Supplemental Indenture dated as of May
2, 1994, between the Company, Cinemark de
Mexico and United States Trust Company of
New York, as Trustee............................................................

Exhibit 4.7 to the Company's Annual Report (33-72114) on Form 10-K filed on March 27, 1995.





EXHIBIT T3C-3

Second Supplemental Indenture dated as of
August 30, 1995 between the Company,
Cinemark de Mexico and United States Trust
Company of New York, as Trustee.................................................
Exhibit 4.4 (b) to
the Company's
Annual Report
(33-72114) on
Form 10-K filed
on April 1, 1996

EXHIBIT T3C-4

Third Supplemental Indenture dated as of
September 30, 1996 between the Company,
Cinemark de Mexico and United States Trust
Company of New York, as trustee.................................................






Page_______

EXHIBIT T3D
Not Applicable..................................................................

EXHIBIT T3E-1
Exchange Offer and Consent Solicitation.........................................
Page_______
EXHIBIT T3E-2
Form of Consent and Letter of Transmittal to holders of the Company's 12% Series A Senior Subordinated Notes due 2003, 12% Series B Senior Subordinated Notes due 2003, 12% Series C Senior Subordinated Notes due 2003 and warrants to purchase common stock of the
Company.........................................................................






Page_______
EXHIBIT T3E-3
Form of Notice of Guaranteed Delivery to be provided to holders of the Company's 12% Series A Senior Subordinated Notes due 2003, 12% Series B Senior Subordinated Notes due 2003, 12% Series C Senior Subordinated Notes due 2003 and warrants to purchase common stock of the Company............................................................






Page_______
EXHIBIT T3F
A cross reference sheet showing the exact
location of the provisions of the Indenture
inserted therein pursuant to Section 310
through 318(A), inclusive, of the Act (included
as part of Exhibit T3C-1) . . . . . . . . . . . . .







L:\LEGAL\MDC\CMEXUSA\FORMT-3.001

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